PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

MICHAEL V. GISSER (NEW YORK)

BRADLEY A. KLEIN (ILLINOIS)

CHI T. STEVE KWOK (NEW YORK)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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October 14, 2016

Via EDGAR

Mr. J. Nolan McWilliams

Ms. Julie Griffith

Mr. Patrick Kuhn

Ms. Claire Erlanger

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ZTO Express (Cayman) Inc. (CIK No. 0001677250)

Registration Statement on Form F-1 (Registration No.: 333-213882)

Dear Mr. McWilliams, Ms. Griffith, Mr. Kuhn and Ms. Erlanger:

On behalf of our client, ZTO Express (Cayman) Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) and exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on September 30, 2016.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement as of October 26, 2016. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Hui Feng, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at hufeng@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Meisong Lai, Chairman and Chief Executive Officer, ZTO Express (Cayman) Inc.

Jianmin (James) Guo, Chief Financial Officer, ZTO Express (Cayman) Inc.

Hui Feng, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP